

Mail Stop 3561

June 10, 2010

Mr. John Fleming
Chief Executive Officer
TBC Global News Network, Inc.
1535 Blackjack Road
Franklin, Kentucky 42134

   Re: TBC Global News Network, Inc.
     Form 10-K for the year ended December 31, 2008
     File No. 000-29113

Dear Mr. Fleming:

   We issued comments to you on the above captioned filing on September 25, 2009. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 24, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comments or contact us by June 24, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact Amy Geddes at (202) 551-3304 if you have any questions.

        Sincerely,

        David R. Humphrey
        Branch Chief